UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40210

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As an issuer listed on The Stock Exchange of Hong Kong Limited, we are required to prepare an interim report in respect of the first six months of each fiscal year pursuant to Rule 13.48(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. We are furnishing our interim report in respect of the first six months of the fiscal year ending December 31, 2022 as Exhibit 99.1 of this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2022 Interim Result

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuya Inc.

By	:	/s/ Yao (Jessie) Liu
Name	:	Yao (Jessie) Liu
Title	:	Chief Financial Officer

Date: September 30, 2022

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